MR

Rec'C 11/29/06

SECURI[barcode] ION

06051080

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

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SEC FILE NUMBER
8- 43494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 160
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Derek Lewis (949) 752-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2006
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Derek Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

J. Derek Lewis, President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Orange } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 17th (Date) day of October (Month), 2006 (Year), by

(1) J. Derek Lewis, President, (Name of Signer)

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A, (Name of Signer)

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DORA JOY WESTCOTT
Commission # 1652121
Notary Public - California
San Diego County
My Comm. Expires Mar 16, 2010

Place Notary Seal Above

Dora Joy Westcott
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ____________ Number of Pages: ______

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
JDL Securities Corporation
Newport Beach, California

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of September 30, 2006, and the related statements of income (loss), stockholder's equity, and cash flow for the year then ended. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 - 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commision. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
October 17, 2006

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents:				
Cash (including petty cash of $110)			$	4,471
Deposit - Clearing Agent - allowable				25,000
Deposit - Clearing Agent - non-allowable				196
Total cash and cash equivalents				29,667
Receivables :				
Commissions-Clearing agent-allowable	$	937		
Mutual fund concessions :				
Under 30 days - allowable		2,952		
Over 30 days - non-allowable		800		
Affiliate		2,000		
Total receivables				6,689
Other assets :				
NASDAQ stock		9,072		
CRD account		753		
Software		7,500		
Total other assets				17,325
Total assets			$	53,681

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities :				
Accounts payable			$	1,500
Accrued expenses				4,800
Commissions payable - Settled trades				15,758
Commissions payable - Trade not settled				1,900
Total liabilities				23,958
Stockholder's equity:				
Common stock without par value; authorized 100,000 shares; issued and outstanding, 50,100 shares	$	50,100		
Accumulated deficit		(20,377)		
Total stockholder's equity				29,723
Total liabilities and stockholder's equity			$	53,681

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)

YEAR ENDED SEPTEMBER 30, 2006

Revenues :		
Commissions and concessions		$ 1,372,532
Interest		6,657
Unrealized gain - marketable securities		1,467
Total revenues		1,380,656
Expenses:		
Advertising and promotion	$ 3,835	
Travel	5,274	
Meals and entertainment	12,673	
Commissions	671,945	
Data processing	9,399	
Overhead costs	19,200	
Office supplies and printing	19,263	
Postage and courier	12,095	
Professional fees	25,805	
Regulatory fees	4,682	
Rent and leases	50,107	
Equipment rent	4,883	
Maintenance	14,734	
Telephone	6,379	
Quote services	6,086	
Clearing broker fees	46,918	
Salaries, wages and employee benefit	400,850	
Payroll taxes	45,024	
Insurance	1,370	
Taxes and licenses	2,698	
Dues and subscription	12,812	
Community relations	3,500	
Other expense	10,619	
Total expenses		1,390,151
Net loss		$ (9,495)

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2006

		Common Stock	Retained Earnings	Total
Balance at September 30, 2006	$	50,100	(10,882)	39,218
Net loss for the year ended September 30, 2006		-	(9,495)	(9,495)
Balance at September 30, 2006	$	50,100	(20,377)	29,723

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2006

Cash flows from operating activities:		
Net Income (Loss)		$ (9,495)
Adjustments to reconcile net income to net cash used for operating activities:		
Unrealized gain on investments	$ (1,467)	
Decrease in receivables	3,565	
Increase in CRD deposits	(563)	
Increase in commissions and concessions payable	12,188	
Total adjustments		13,723
Net cash flows provided by operating activities		4,228
Cash flows from investing activities		
Funds advanced to affiliate	(2,000)	
Purchase of Software	(7,500)	
Net cash flows used for financing activities		(9,500)
Cash flows from financing activities		-
Net increase in cash and cash equivalents		(5,272)
Cash and cash equivalents at beginning of period		34,939
Cash and cash equivalents at end of period		$ 29,667

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ -
Cash paid during the year for interest expense	$ -

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Firm is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment advisor registered with the State of California, Department of Corporations. The Firm is subject to a minimum net capital requirement of $ 5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (K) (2) (ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent. The Firm's primary business consists of mutual funds. The Firm promptly transmits all customer funds and/or securities to its clearing firm, or to the mutual fund issuer. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Software

The Company's policy is to amortize software over its estimated useful life of three years beginning at the date the software is actively placed into use which will be during the fiscal year ending September 30, 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) MARKETABLE SECURITIES

Marketable securities, which consist solely of NASDAQ securities, are held in the regular course of the Company's business and are classified as trading securities. These securities are recorded at their fair value and the change in fair value during the year is included in income.

(3) INCOME TAXES

The Firm files consolidated income tax returns with its parent and is allocated a portion of the total consolidated income tax liability. No tax provision has been recorded for the subsidiary at September 30, 2006. The Federal and California tax allocable to the broker/dealer for the current year is not material and will be paid by the parent corporation. The minimum California tax was paid by the parent and has not been provided for on the broker/dealer as it also is not material.
The Firm accounts for its income taxes per the requirements of Financial Accounting Standard No. 109 (FAS 109), Accounting for Income Taxes, which is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. There were no material deferred taxes at either the beginning of the year or the end of the year.

(4) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions - Clearing agent	$ 100,473
Commissions - Muni bonds	1,500
Concessions - Direct/Mutual Funds	317,808
Concessions - Trails/Mutual Funds	261,571
Section 12B(1) fees	562,787
Other income - fees and commissions from parent	128,393
Total	$ 1,372,532

Included as part of "Commissions - Clearing agent" are commissions from the following:

Listed/OTC	$ 42,110
Third Market Transactions	$ 55,887
Muni's	$ 1,350
Other	$ 2,626

(5) RELATED PARTY TRANSACTIONS

Included in commission revenue are amounts received from transactions with related parties (family members) totaling $315.

The Firm had an expense agreement with its parent whereby the Firm reimbursed its parent for the rental value of all furniture, equipment and leaseholds used and overhead administrative charges for other shared costs such as office supplies and outside services which are initially borne by the parent. A total of $19,200 was paid under this agreement during the year. However, the Firm has terminated such arrangement and is currently paying directly for all required services.

(6) RENTAL OF OFFICE SPACE

The Firm has entered into a month-to-month agreement with its parent, J. Derek Lewis & Associates, whereby the Firm will pay rent in an amount equal to lease costs incurred by the parent for office space. Total rental expense amounted to $50,107 for the fiscal year ended September 30, 2006.

(7) RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan which is available to all employees who have reached the minimum age requirement of twenty-one and have provided service for at least one year. Under the plan, employees may elect to defer up to fifteen percent of their compensation. The Company at its discretion may elect to participate up to twenty five percent of compensation with a maximum of $40,000 per individual. Under the plan, vesting is immediate. During the year, the Company contributed $53,031 to the plan. This amount is included in the statement of income under the caption "Salaries, wages and employee benefits".

(8) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3 - 1. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of September 30, 2006, the net capital was $17,004, which exceeded the required minimum capital by $12,004, and the aggregate indebtedness to net capital ratio was 1.41 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2006

Total equity from statement of financial condition		$ 29,723
Less non-allowable assets:		
Petty cash	$ 110	
Clearing deposit - interest	196	
Mutual fund concessions over 30 days	800	
Receivable from affiliate	2,000	
CRD deposit	753	
Software	7,500	(11,359)
Net capital before haircut		18,364
Haircut - NASDAQ securities @ 15%		(1,360)
Net capital		$ 17,004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 - 2/3 % of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 17,004
Excess net capital	$ 12,004

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 23,958
Ratio of aggregate indebtedness to net capital	1.41 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2006

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2006

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

The Board of Directors
JDL Securities Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JDL Securities Corporation for the year ended September 30, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by JDL Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the firm **does not hold** customer securities or funds nor performs custodial functions relating to customer securities, we **did not review** the practices and procedures followed by the Firm in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons;

2) Recordation of differences required by Rule 17a-13.

The management of the Firm is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firms practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Goodrich Baron Goodyear, LLP

Long Beach, California
October 17, 2006

END